SPELZON CORP.

Bjorksundsslingan 29 nb, Stockholm, Sweden 12431

October 13, 2014

Mrs. Maryse Mills-Apenteng

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: Spelzon Corp.

Registration Statement on Form S-1

Filed on: August 25, 2014

File No. 333-198338

Dear Mrs. Mills-Apenteng,

We received your letter dated September 19, 2014, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 15, 2014:

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We do not possess any communications that we present to potential investors in on Section 5(d) of the Securities Act and we did not publish any research reports in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

2.

Throughout your registration statement, you refer to verbal agreements with Mr. Parrik, your sole office and director, regarding the following:

· To present business opportunities to you first (p. 8);

· To provide funding for the registration process (p. 11);

· To work at least 10 hours per week (p. 19);

· To commit more time to you as required (p. 20);

· To work with no remuneration until sufficient revenue is generated (p. 21);

· That he will not be repaid for his advances to you from offering proceeds (p. 22); and

· That any loans by him will be repaid from revenues from operations (p. 22).

Please revise where appropriate to clarify whether these verbal agreements are binding and enforceable or whether they are at the discretion of Mr. Parrik. To the extent any of the agreements are binding or enforceable, please file a summary of any material oral contract pursuant to Item 601(b)(10) of Regulation S-K.

We have revised to include, where appropriate that: “However, this agreement, as well as all the other verbal agreement made between Mr. Parrik and Spelzon corp., are not biding or enforceable and are at the discretion of Mr. Parrik”.

3.

As this is a best efforts, no minimum offering, it appears that you should remove the table as it may inappropriately suggest that you expect to generate proceeds from the offering of $100,000. Instead, please replace the table with narrative language informing investors of the range of possible outcomes with respect to the amount of proceeds to be generated from your offering. Further, disclose that there is no assurance that you will generate proceeds from the offering and that you may not even generate enough proceeds to cover your offering costs. Note that any references to the amount of proceeds should be disclosed net of offering costs which we note your estimate to be $9,000. This comment also applies to your disclosure regarding net proceeds in the summary section on page 6.

We have deleted the table and replace it by the following paragraph: “We are hoping to raise net proceeds in the amount of $91,000. Although there are no assurance that we will be able to raise any money from the offering and we may not even generate enough proceeds to cover our offering cost estimated at $9,000, we believe that we should be able to raise net proceeds of anywhere between $16,000 and $91,000”.

Also, we have corrected the net proceed amount on pages 6, 11, 12, 13 and 14, by changing the $100,000 amount to $91,000.

4.

Please revise your prospectus cover page to disclose the duration period of your offering and when it may be terminated. We note that you disclose on page 5 the offering period may be as long as one year and on page 14 that you expect your offering to be completed in 180 days. Please explain this discrepancy or revise as appropriate. Also, revise to provide the page number cross-reference required by Item 501(b)(5) of Regulation S-K.

We have revised the cover page to include: “We are expecting the duration of the offering to last approximately 180 days, but it may go up to one year”.

We have also included on page 14: “…but it may take up to one year”

We have also highlighted the cross-reference required by Item 501(b)(5) of Regulation S-K by writing the risk factor page in bold, italic and underlined.

5.

Please clarify here, and elsewhere as appropriate, where you will conduct your business operations, such as administrative functions, sales and marketing, and game development. While you discuss setting up offices on pages 11 and 12, there is no indication where your offices will be located.

We have revised the page 4 to add the following: “Our sole director will be conducting business operations from his home town in Sweden as for game development, it will be conducted anywhere where we can locate freelance game developers who accept to work with us”.

We have revised page 13 to include: “in our sole director’s hometown in Sweden”.

6.

Please revise to describe your business plan in greater detail. For example, clarify whether you plan to produce games in English and whether your primary market for the games will be users in North America or the U.S. specifically.

We have revised to add the following: “Primarily, the games will be written in English, to accommodate most of our potential customers worldwide, since English is the most spoken language, after Mandarin. However, once we get the funds to hire a translation company, we will translate the games in different languages, depending on where the games are being downloaded from”.

7.

Please revise to prominently disclose that you are a shell company, as defined by Rule 405 of Regulation C and clarify the consequences of your shell company status to future sales of restricted securities under Rule 144. We note that your risk factor on page 9 does not mention the restrictions of the use of the exemption under Rule 144(i) for shell companies or prior shell companies.

We have revised the summary page to include: “We are considered a “shell company” under applicable securities rules and subject to additional regulatory requirements as a result, including the inability of our shareholders to sell our shares in reliance on Rule 144 promulgated pursuant to the Securities Act of 1933, as well as additional restrictions. Accordingly, investors should consider our shares to be significantly risky and illiquid investments.”

Also, we have added a risk factor to discuss the restrictions of the use of the exemption under rule 144(i) for shell companies: “BECAUSE WE ARE CURRENTLY CONSIDERED A “SHELL COMPANY” WITHIN THE MEANING OR RULE 12B-2 PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934, THE ABILITY OF HOLDERS OF OUR COMMON STOCK TO SELL THEIR SHARES MAY BE LIMITED BY APPLICABLE REGULATIONS.

We are, currently, considered a “shell company” within the meaning of Rule 12b-2 pursuant to the Securities Exchange Act of 1934 and Rule 405 pursuant to the Securities Act of 1933, in that we currently have nominal operations and nominal assets other than cash. Accordingly, the ability of holders of our common stock to sell their shares may be limited by applicable regulations. As a result of our classification as a “shell company”, our investors are not allowed to rely on the “safe harbor” provisions of Rule 144 promulgated pursuant to the Securities Act of 1933 so as not to be considered underwriters in connection with the sale of our securities until one year from the date that we cease to be a “shell company.”  Additionally, as a result of our classification as a shell company:

●	Investors should consider shares of our common stock to be significantly risky and illiquid investments
●	We may not register our securities on Form S-8 (an abbreviated form of registration statement)
●	Our ability to attract additional funding to sustain our operations may be limited significantly

We can provide no assurance or guarantee that we will cease to be a “shell company” and, accordingly, we can provide no assurance or guarantee that there will be a liquid market for our shares. Accordingly, investors may not be able to sell our shares and lose their investments in the Company.

We are, currently, considered a “shell company” within the meaning of Rule 12b-2 pursuant to the Securities Exchange Act of 1934 and Rule 405 pursuant to the Securities Act of 1933, in that we currently have nominal operations and nominal assets other than cash. Accordingly, the ability of holders of our common stock to sell their shares may be limited by applicable regulations.”

8.

The number of shares of common stock outstanding in the summary is inconsistent with the information in your beneficial ownership table on page 22 and throughout the prospectus. Please revise or advise.

We have corrected throughout the prospectus to keep the “6,000,000” of shares sold to our sole director consistent.

9.

Please add risk factor disclosure addressing the difficulty investors may have in enforcing a judgment against you and your officers, given that your principal executive office and your sole officer and director are located in Sweden. Consider including a cross-reference to your discussion of federal securities law on page 19.

We have added the following risk factor: “SINCE OUR SOLE OFFICER AND DIRECTOR RESIDES IN SWEDEN, SHAREHOLDERS MAY HAVE DIFFICULTIES ENFORCING THEIR LEGAL RIGHTS UNDER UNITED STATES SECURITIES LAWS

Even though we are a Nevada corporation, our sole officer and director reside is Sweden. His ability to travel to the United States depends on his availability of time, resources, and valid passport. Although it may be difficult to obtain in personam jurisdiction, our sole officer and director is still subject to his obligations as an officer and director of a Nevada corporation and the federal securities laws applicable to officers and directors or US entities.

There will be no assurance that the president would be able to attend any event in person on a timely manner or at all.”

We have also added a cross-reference for the discussion of federal securities law on page 20.

10.

We note that your sole officer and director lacks experience as an executive of a U.S. publicly traded company and appears to lack experience in managing a company that has generated revenues and/or developed or marketed a successful mobile game or application. Further, it does not appear that Mr. Parrik has a financial background. Please add risk factor disclosure addressing Mr. Parrik’s lack of experience in these areas and specifically disclosing that your financial statements were prepared without a member of management having financial expertise or experience.

We have added the following risk factor:

 “BECAUSE OUR SOLE OFFICER AND DIRECTOR IS INEXPERIENCED IN MANAGING A PUBLIC COMPANY, ALSO HE IS INEXPERIENCED IN THE MOBILE APPLICATION INDUSTRY AND HE LACKS FINANCIAL BACKGROUD, OUR BUSINESS PLAN MAY FAIL.

Our sole director does not have any specific training in running a public company. With no direct training or experience in this area, our management may not be fully aware of many of the specific requirements related to working within this industry. As a result, our management may lack certain skills that are advantageous in managing our company. For example, our director’s lack of financial expertise or experience has led to the financial statements being prepared without it. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.”

11.

Unless you will be filing a Form 8-A registration statement under Section 12(g) of the Exchange Act prior to the effectiveness of your initial public offering registration statement, please add a risk factor clarifying that as a Section 15(d) filer, you will not be a fully reporting company. Specifically, disclose that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act, and your periodic reporting obligations under Section 13(a) are automatically suspended under Section 15(d) of the Exchange Act if you have less than 300 shareholders.

We have added the following:

“UNTIL OUR COMMON STOCK IS REGISTERED UNDER THE EXCHANGE ACT, WE WILL NOT BE A FULLY REPORTING COMPANY.

We are not yet a registered company and will not be so until this S-1 is effective. Until then we will only be subject to the reporting requirements imposed by Section 15(d) of the Exchange Act which state that we will be required to file supplementary and periodic information, documents, and reports as may be required pursuant to section 13 in respect of a security registered pursuant to Section 12. As long as our common stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules. In addition, so long as our common stock is not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common stock will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors, and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5 respectively. Such information about our directors, executive officers, and beneficial holders will only be available through this (and any subsequent) registration statement, and periodic reports we file thereafter. Furthermore, so long as our common stock is not registered under the Exchange Act, our obligation to file reports under Section 15(d) of the Exchange Act will be automatically suspended if, on the first day of any fiscal year (other than a fiscal year in which a registration statement under the Securities Act has gone effective), we have fewer than 300 shareholders of record. This suspension is automatic and does not require any filing with the SEC. In such an event, we may cease providing periodic reports and current or periodic information, including operational and financial information, may not be available with respect to our results of operations.”

12.

Please add a risk factor to clarify that once you are no longer an emerging growth company under the JOBS Act, you may be subject to many of the same exemptions if you are eligible for smaller reporting company filer status at that time. As a non-exclusive example, you should address that as both an emerging growth company and smaller reporting company, you are not required to provide an assessment of your disclosure controls and procedures and internal control over financial reporting, pursuant to Items 307 and 308 of Regulation S-K, until your second annual report is filed under Section 13(a) or 15(d) of the Exchange Act. Thus, there may be material weaknesses in your disclosure controls and procedures and internal control over financial reporting that are undiscovered and/or unreported.

We have added the following:

“WE MAY BE EXPOSED TO POTENTIAL RISKS AND SIGNIFICANT EXPENSES RESULTING FROM THE REQUIREMENTS OF SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002.

When our S-1 becomes effective, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting We expect to incur significant continuing costs, including accounting fees and staffing costs, in order to maintain compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002.  Development of our business will necessitate ongoing changes to our internal control systems, processes and information systems.  Currently, we have no employees.  We do not intend to develop or manufacture any products, and consequently have no products in development, manufacturing facilities or intellectual property rights.  As we develop our business, obtain regulatory approval, hire employees and consultants and seek to protect our intellectual property rights, our, our current design for internal control over financial reporting will not be sufficient to enable management to determine that our internal controls are effective for any period, or on an ongoing basis.  Accordingly, as we develop our business, such development and growth will necessitate changes to our internal control systems, processes and information systems, all of which will require additional costs and expenses.

In the future, if we fail to complete the annual Section 404 evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls.  In addition, any failure to implement required  new  or  improved  controls,  or  difficulties  encountered  in  their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

However, as an  "emerging  growth  company,"  as defined  in the JOBS Act,  our independent  registered  public  accounting  firm will not be required to comply with  the   auditor   attestation   requirements   of  Section   404(b)  of  the Sarbanes-Oxley  Act but that  management  will be  required to provide an annual report on our internal control over financial  reporting pursuant to Item 308 of Regulation  S-K in the year  following  our first annual  report  required to be filed  pursuant  to  Section  13(a) or 15(d) of the  Exchange  Act for the prior fiscal year or the date we are no longer an  emerging  growth  company.  At such time, our independent  registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.”

13.

Please revise to disclose the amount of cash you have as of the most recent practicable date.

We have revised to add: “As of October 10, 2014, we had $2,635.71”.

14.

Please revise to clarify whether your sole software developer is Oleg Gamov. If so, please revise to identify him in your registration statement and describe his background, affiliations, and location.

We have revised to add: “At this time, Mr. Gamov is our sole software developer. He is a self-employed IT service provider, software and mobile app developer out of Quebec, Canada.”

15.

Please clarify that your initial mobile game being developed by Oleg Gamov is an iPhone application. Further, please clarify whether the prospective mobile game will be distributed for free.

We have revised to add the following: “The initial game application will be an android and an Iphone application. The first version will be free but we plan on charging for the upgrades, if the game increases in popularity”.

16.

Please revise to clarify whether you will conduct your operations directly or through a legal entity formed under Swedish law. Please provide a description of any Swedish regulations that will materially impact your business operations, including permits, registrations, licenses and the like that are necessary to operate lawfully in Sweden.

We have revised to add: “Our sole director will conduct operations directly. Mr. Parrik will inquire about the Swedish laws and regulations, if the game or business becomes successful and we decide to conduct business under an entity formed under Swedish regulation.”

17.

Please clarify where the offering proceeds will be held within or outside of the U.S. If they will be located in Sweden or a non-U.S. country, please revise to clarify whether there are any restrictions on repatriating assets or funds to U.S. investors through liquidation or dividends, or on remitting funds to pay U.S.-related expenses such as taxes or SEC reporting compliance expenses.

We revised to add: “The offering proceeds will be held within U.S.”

18.

Please revise to clarify who owns the intellectual property related to the game developed by Oleg Gamov should you be unable to pay his fees under the agreement and add appropriate risk factor as warranted.

We have revised to include: “In the event of Spelzon Corp. being unable to pay the developer’s fees, the intellectual property remains Mr. Gamov’s property until he receives full payment.”

We have also added the following risk factor:

“IN THE EVENT OF SPELZON CORP. BEING UNABLE TO PAY THE DEVELOPER, THE INTELLECTUAL PROPERTY MIGHT GET DISCARDED BY THE DEVELOPER, OR EVEN SOLD TO SOMEONE ELSE.

In the agreement between the developer Mr. Gamov and Spelzon corp, we had not specified the outcome of the intellectual property in case of non payment. We believe that in that case, the developer might discard the property or even sell it to another company.”

19.

Please revise to describe Mr. Parrik’s business experience or employment from 2009 through the present. We note your disclosure on page 21 that Mr. Parrik devotes about 15 hours per week of his business time to you, but there is no description of his current activities beyond Spelzon and a vague reference to working on a “few programming projects.” Further, on page 17, you reference his “experience and contacts,” but there is no indication of what his experience or contacts entail.

We revised to add :” Mr. Parrik was self-employed Unix and Linux software developer working for independent projects for New System Technologies from 2008 to 2011. From 2011 till 2014 he was stock trading and researching, testing mobile games Games.”

20.

Please explain how your sole officer is also independent contractor. If Mr. Parrik provides management services through a consulting agreement, formal or informal, please describe the terms of any such arrangement.

We have revised to delete “independent contractor”. The only informal arrangement we have is that he devotes 15 hours per week until we become profitable enough to pay him either a salary or dividends.

21.

Please revise to disclose the loan amount made by Mr. Parrik to you and the most recent outstanding balance due.

We have revised to add “Mr. Parrik lent $638 to incorporate the Company.”

22.

Please clarify whether you have any undisclosed promoters beyond Mr. Parrik. Please refer to Item 404(c) of Regulation S-K and Rule 405 of Regulation C.

We do not have any other promoters beyond Mr. Parrik.

23.

We note that the introductory paragraph of the report states that the statements of operations, stockholders’ equity, and cash flows for the period ended July 31, 2014 were audited, but does not define the period (i.e., from inception to July 31, 2014). Please revise to include the specific period that is audited. Similar concerns apply to the opinion paragraph. Refer to Rule 2-02(a) and (c) of Regulation S-X.

Our auditor revised to do the appropriate corrections.

24.

We note that the opinion paragraph does not state whether the balance sheet is in conformity with U.S. GAAP. Please revise to include this information. Refer to Rule 2-02(c) of Regulation S-X.

Our auditor revised to do the appropriate corrections.

25.

Your disclosure in this section indicates that you issued 10 million shares of common stock to Mr. Parrik on November 20, 2013. These facts conflict with other disclosure in your registration statement that you were founded on March 7, 2014 and 6 million shares were issued to Mr. Parrik. Please revise as appropriate or advise.

We have revised to correct the date erroneous statement from April 1st, 2014 to “March 7, 2014” and 10,000,000 shares to “6,000,000”. We also correct the amount of $10,000 to “$6,000”.

26.

Given that yours is a primary offering and the shares being offered have not yet been issued, please have counsel revise the legal opinion to clarify that the shares will be – and not “are” – legally issued, fully paid and non-assessable. Refer to Section II.B.1.a of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available on our website.

Our legal counsel has revised his legal opinion, which we have refiled as an exhibit 5.1.

This letter responds to all comments contained in your letter dated September 19, 2014.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Arthur Parrik

spelzoncorp@gmail.com

1-702-751-8467

Thank you.

Sincerely,

/S/ Arthur Parrik

Arthur Parrik, President